EXHIBIT 21.1

Subsidiaries of the registrant

Name of the Subsidiary	Jurisdiction of Organization

Beauty & Pinups, LLC	North Carolina
I | M 1, LLC	California
Encore Endeavor 1 LLC	California
Level H&W, LLC	North Carolina